CERTIFICATE OF DESIGNATION

OF

SERIES A SUPER VOTING PREFERRED STOCK

OF ENTERTAINMENT ACTIVATIONS INC.

ENTERTAINMENT ACTIVATIONS INC, a Wyoming corporation (the “Corporation”), certifies that pursuant to the authority contained its Articles of Incorporation, and in accordance with the provisions of the laws of the State of Wyoming the Board of Directors of the Corporation (the “Board of Directors”) has adopted the following resolution creating a series of its Preferred Stock, $0.0002 par value per share, designated as Series A Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby establishes and creates a series of Preferred Stock of the Corporation and that the designation and number of shares thereof and the voting and other powers, preferences, and relative, participating, optional or other special rights relating to such additional series of Preferred Stock are as follows:

1.Designation and Amount. This series of Preferred Stock shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 1,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors in accordance herewith.

2.Dividends and Distributions. None.

3.Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(a)Except as otherwise required by law or by the Certificate of Incorporation and except as set forth in Section 5(b), below, the outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.

The number of votes that the holder of the Series A Preferred shares shall be entitled to cast on a matter at any time shall be determined pursuant to the following formula:

X = 4 x Y where:

X is the total number of votes that the holders of the Series A –Preferred Stock is entitled to cast on any matter presented to stockholders of the Corporation, and

Y is the total number of authorized shares of the Corporation outstanding and authorized to vote on the matter.

For example, if the Corporation were to have 100,000,000 shares outstanding and authorized to vote on a matter than the holder of the Series A – Super Voting Preferred Stock would be entitled to cast 400,000,000 votes on such matter. Therefore, there would be a total of 500,000,000 shares that could cast votes and the Series A represents 400,000,000 or 80% of such votes.

The voting rights set forth in this Section 3 shall apply to all matters submitted to stockholders of the Corporation whether at a special or annual meeting of stockholders or through stockholder written consent.

4.Negative Covenants. The Corporation will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

5.Ranking; Changes Affecting Series.

(a)The Series A Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Corporation which by its terms shall rank junior to the Series A Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series A Preferred Stock.

(b)So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series A Preferred Stock, or (ii) amend the provisions of this Section 5; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, as to changes affecting the Series A Preferred Stock.

6.Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

7.No Redemption. The shares of Series A Preferred Stock shall not be redeemable by the Corporation.

8.Amendment. At any time any shares of Series A Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as a single class.

9.Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

10.Liquidation, Dissolution or Winding Up.

(a)Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount per share (the “Series A Liquidation Preference”) equal to $10,000 (Ten Thousand Dollars) per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

(b)In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(c)Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section.

11.Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

IN WITNESS WHEREOF, Cordia Corporation. has caused this Certificate of Designation to be executed this 20 day of April 2024, by its Chief Executive Officer.

ENTERTAINMENT ACTIVATIONS INC

By:	/s/ Peter Klamka
Peter Klamka
Chief Executive Officer